Exhibit 21

Subsidiaries of the Registrant

Subsidiary	State or Jurisdiction of Incorporation

First-Citizens Bank & Trust Company	North Carolina

IronStone Bank	United States of America

FCB/NC Capital Trust I	Delaware

FCB/NC Capital Trust II	Delaware

American Guaranty Insurance Company	North Carolina

Neuse, Incorporated	North Carolina